FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                     Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 2, 2016 – ARM Expands Cycle Model Portfolio with Support for SystemC
2.	Press release dated June 6, 2016 – ARM Extends Solutions for Custom SoC development in Embedded and IoT Markets
3.	Press release dated June 6, 2016 – Latest ARM Technology Showcased at DAC 2016
4.	Press release dated June 7, 2016 – ARM Announces POP IP for ARM Cortex-A73 on TSMC 16FFC Process
5.	Press release dated June 8, 2016 – ARM’s Simon Segars named by Glassdoor as one of the highest rated CEOs

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

ARM Expands Cycle Model Portfolio with Support for SystemC

02 June 2016

EDA collaborations to broaden adoption and enable faster development

Cambridge, UK, June 2, 2016 – ARM announced today the availability of cycle-accurate models of ARM® processor and system intellectual property (IP) with support for industry standard SystemC. Previously only available for use in ARM SoC Designer, ARM Cycle Models now integrate with SystemC environments including commercial offerings from Cadence® and Synopsys, enabling partners to begin their system design and prototyping earlier using a wide range of popular development environments.

"Early SoC architectural exploration and performance estimation have become essential to meet the industry's ever increasing demands on performance," said Javier Orensanz, general manager, development solutions group, ARM. "I am very pleased to extend our collaboration with our EDA partners to include Cycle Models, and together enable the success of the next generation of ARM-powered devices."

ARM Cycle Models have already been used successfully in multiple SystemC virtual prototypes including an automotive SoC design featuring an ARM Cortex®-A53 and Cortex-M7, and a 5G baseband SoC that incorporates a Cortex-R8. In addition, all future Cycle Models will be released with SystemC support.

Broadening Ecosystem Adoption

"Integrating ARM Cycle Models with the Cadence Interconnect Workbench enables more efficient early SoC performance analysis and optimization," said Mike Stellfox, fellow, System & Verification Group at Cadence. "Through our collaboration with ARM, users can simply download a Cycle Model from the ARM IP Exchange and quickly verify system performance goals when simulating using the Incisive® Enterprise Simulator or in hybrid mode with the Palladium® Z1 enterprise emulation platform."

"The ability to run application workloads on cycle-accurate processor models is important to the validation of multicore SoC designs," said John Koeter, vice president of marketing for IP and prototyping at Synopsys. "The integration of ARM Cycle Models with Synopsys Platform Architect™ MCO's architecture analysis tool enables our customers to confirm their architecture design decisions earlier in the development cycle."

ARM Cycle Models provide both pin-level and TLM-2.0 interfaces to enable integration into a variety of environments. ARM's IP Exchange portal (www.armipexchange.com) will be used to configure and compile future SystemC models, ensuring around-the-clock availability.

Select ARM Cycle Models with SystemC support are available today, including Cortex-M7, Cortex-A53 and Cortex-R8, with new models being added regularly.

Ends

Contacts

Alex Harrod
+44 7795 363057
PR Manager, US and EMEA, ARM
Alexandra.Harrod@arm.com

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM and Cortex are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 2

ARM Extends Solutions for Custom SoC development in Embedded and IoT Markets

06 June 2016

Cambridge, UK, June 6, 2016 – ARM has expanded its ARM® DesignStart™ initiative to offer simplified and expedited access to EDA tooling and design environments from Cadence and Mentor Graphics. The new partnership, announced at DAC 2016, builds on the benefits of free access to ARM Cortex®-M0 processor IP offered through the DesignStart portal. The new ARM Approved Design Partner program also provides DesignStart users with a global list of audited design houses for expert support during development.

EDA partnerships strengthen DesignStart

Today, the DesignStart portal offers SoC designers free access to ARM Cortex-M0 processor IP for design, simulation and prototyping with the option to buy a simplified and standardized $40,000 fast track license. The addition of Cadence and Mentor Graphics tools for DesignStart users accelerates the development of custom SoCs for embedded and Internet of Things (IoT) applications. With test chips from as little as $16,000* to manufacture (not inclusive of EDA tooling and IP licensing costs), the path to custom SoCs is now much easier.

"ARM's DesignStart portal, with its convenient access to the Cortex-M0 package and its low-cost path to commercialization, is already making it easier for start-ups and OEMs to create embedded and mixed-signal SoCs," said Nandan Nayampally, vice president of marketing and strategy, CPU group, ARM. "Simplifying access to EDA tools from Cadence and Mentor Graphics will further spur rapid innovation, creating a fast path to production silicon for companies looking to deliver an embedded or connected IoT product."

The DesignStart portal, which also gives access to a broad range of ARM Artisan® physical IP, is available for immediate use at http://designstart.arm.com.

Fully audited design houses join ARM Approved Design Partner program

The ARM Approved Design Partner program creates a network of leading design houses that will assist partners designing an SoC for the first time and help in-house teams needing additional support. To be part of the ARM Approved Design Partner program, design houses have to go through a stringent ARM auditing process to ensure they meet the highest quality standards.

Partner quotes: ARM Approved Design Partner program

"The semiconductor industry has high expectations for future growth in the IoT space, with DesignStart ARM has taken a significant step towards enabling this growth and lowering entry barriers," said Graham Curren, CEO, Sondrel. "Sondrel is excited to be part of the ARM Approved Design Partner program and to offer its considerable IC design expertise in supporting ARM's existing and future customers."

"We are very excited to be an inaugural member of the ARM Approved Design Partner program", said Jim Bruister, president, SoC Solutions. "We look forward to helping ARM licensees develop IoT, M2M and low power chips and systems that will fuel the next generation of exciting products."

"The ARM DesignStart program plays a key role in Open-Silicon's Spec2Chip IoT ASIC Platform for development of highly-differentiated custom SoC designs," said Vasan Karighattam, vice president of engineering, Open-Silicon. "As an ARM Approved Design Partner, Open-Silicon's customers achieve a shorter time to market with reduced risk and lower cost."

"eInfochips is excited to be one of the founding members of the ARM Approved Design Partner program, providing deep expertise in ARM-based technology to enable our clients to design innovative new SoCs and embedded solutions," said Sribash Dey, executive vice president, eInfochips, Inc.

Ends

Notes to editors:
* Source: Europractice, 180nm multi project wafer, 45 Samples at 25mm2

Contacts

Phil Hughes
+512-694-7382
Director of Product PR & Analyst Relations, ARM
phil.hughes@arm.com

Alex Harrod
+44 7795 363057
PR Manager, US and EMEA, ARM
alexandra.harrod@arm.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex and DesignStart are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 3

Latest ARM Technology Showcased at DAC 2016

06 June 2016

What: Alongside EDA, foundry and embedded partners, ARM will demonstrate how it is enabling the ecosystem to innovate faster and more efficiently with integrated and optimized ARM-based IP for advanced system-on-chip (SoC) development, across wide range of applications including IoT and security.

Where: Design Automation Conference at Austin Convention Center, 500 E. Cesar Chavez Street, Austin, TX 78701.

When: June 6-9, 2016.

Who: ARM experts will be participating in over 30 technical sessions, panels and co-located events, and more than 20 ARM speakers will join partners to discuss new technology collaborations that benefit mutual customers. View the ARM conference speaking schedule.

ARM Exhibiting at DAC (booth #1748)
Demonstrations will include:

•	ARM® DesignStart™ for Cortex®-M0 processors provides free access to the Cortex-M0 processor, new partnerships for easy access to EDA tooling and design environments

•	The ARM Approved Design Partner program, an ecosystem of experienced design services partners providing support to ARM licensees across the development cycle

•	ARM Socrates™ IP Tooling for assembling ARM-based systems in days rather than months

•	ARM Cordio® BT Radio IP featuring the latest Bluetooth low energy 2016 enhancements

•	New ARM Artisan® POP™ IP and Physical IP availability for Cortex-A73 and TSMC 16FFC

•	Fast virtual prototypes using ARM Cycle Models, now expanded with support for industry standard System C, and ARM Fast Models for system performance analysis to accelerate productivity

•	The ARM IoT Subsystem for Cortex-M processors, for a smooth path to market

DAC Maker Market (booth #939)
This new area includes a host of ARM maker partners and features the ARM mbed™ IoT Device Platform booth. Visit us in the Maker Market to learn about ARM-based IoT devices, and receive an integrated programmable beacon to play the Beacon Battle game and win prizes.

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com,

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan, Cordio, Cortex, DesignStart, mbed and Socrates are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 4

ARM Announces POP IP for ARM Cortex-A73 on TSMC 16FFC Process

07 June 2016

Cambridge, UK, June 7, 2016 - ARM today announced the availability of ARM® Artisan® physical IP, including POP™ IP, for mainstream mobile SoCs based on the new ARM Cortex®-A73 processor on the TSMC 16FFC (FinFET Compact) process. The third-generation Artisan FinFET platform is optimized for TSMC 16FFC process and will enable ARM SoC partners to design the most power-efficient, high performance implementations of Cortex-A73 for mobile and other consumer applications for mass-market price points.

ARM taped out the first TSMC 16FFC test chip incorporating Cortex-A73 POP IP in early May 2016. The chip is enabling ARM partners to move quickly towards the validation of key performance and power metrics for their new products. The Cortex-A73 is part of the latest ARM mobile IP suite and it has been designed to deliver significant increases in sustained performance and efficiency compared with the Cortex-A72.

"When designing mainstream mobile SoCs, design teams are challenged to balance implementation and optimization efforts with cost-efficiencies," said Will Abbey, general manager, physical design group, ARM. "Our latest physical IP collaboration with TSMC addresses this challenge by providing ARM partners with the best SoC optimization solution available for the Cortex-A73. An optimized Cortex-A73 POP solution will help our partners to accelerate their own core implementation knowledge and enable faster time to tape out."

"Our collaboration with ARM continues to drive advanced technologies across many sectors, including mobile," said Suk Lee, Senior Director, Design Infrastructure Marketing Division, TSMC. "Customers designing their next-generation flagship mobile SoCs will benefit from this new highly efficient solution, enabling them to deliver the highest performance Cortex implementations and bring innovative new products to market quicker."

Mutual ARM and TSMC silicon partners have also benefitted from early access to ARM Artisan physical IP and 16nm FinFET+ tape-outs of the Cortex-A72 processor, the high-performance processor powering many of today's best-selling primary compute devices. The Artisan 16FFC physical IP platform is currently available for evaluation on the updated DesignStart portal, which gives access to a broad range of Artisan physical IP at http://designstart.arm.com.

Ends

More about the ARM and TSMC Collaboration

•	ARM Drives the Future of Premium Mobile Computing with a Multicore Test Chip based on 10FinFET from TSMC (May 2016)

•	ARM and TSMC Announce Multi-Year Agreement to Collaborate on 7nm FinFET Process Technology for High-Performance Compute (March 2016)

•	ARM and TSMC Unveil Roadmap for 64-bit ARM-based Processors on 10FinFET Process Technology (October 2014)

•	TSMC and ARM set new Benchmarks for Performance and Power Efficiency with First Announced FinFET Silicon with 64-bit ARM big.LITTLE Technology (September 2014)

•	ARM and TSMC Tape Out First ARM Cortex-A57 Processor (April 2013)

Contacts

Phil Hughes
+512-694-7382
Director of Product PR & Analyst Relations , ARM
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan and Cortex are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 5

ARM's Simon Segars named by Glassdoor as one of the highest rated CEOs

08 June 2016

Cambridge, UK – June 8, 2016 - Glassdoor, a leading company reputation and jobs site, has named ARM's Simon Segars as one of the highest rated CEOs in the UK. The ranking is based on anonymous and voluntary reviews shared by ARM people during the last year and builds on ARM being named by Glassdoor as one of the best places to work in 2016.

"It makes you feel proud when the people you work with tell you you're doing a good job and I'm extremely happy ARM people feel valued enough to vote for me as one of the highest ranking CEOs," said Simon Segars. "The survey backs up what we see internally that our people feel respected, empowered and fully part of one of the world's great technology companies. While I have been honored with the Glassdoor ranking, the plaudits belong to everyone at ARM."

"Inspiring and motivating an entire workforce is an overwhelming, yet imperative, undertaking," said Glassdoor CEO and Co-founder, Robert Hohman. "The CEOs on this list have earned the approval and respect of their employees, evidenced by the feedback shared on Glassdoor. This list celebrates that achievement and challenges all CEOs to aim to do the same."

See the complete list of all Highest Rated CEOs in 2016: https://www.glassdoor.co.uk/Highest-Rated-CEOs-UK-LST_KQ0,21.htm. ARM CEO Simon Segars was ranked in 7th position with a 96 per cent approval rating amongst ARM people.

CEO approval ratings are gathered through Glassdoor's online company review survey, which seeks to gain current and former employee sentiment about job and company satisfaction, the work environment and the culture. Employees are asked to rate a number of workplace factors like compensation and benefits as well as work-life balance, and asked whether they approve or disapprove of the way their CEO is leading the company. In addition, employees are asked to describe some of the upsides and downsides of working for the company and provide any advice for senior management.

Contacts

Andy Winstanley
+44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, CoreLink, Cortex, Mali and TrustZone are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.